Exhibit 99.1

Internet Gold Reports Fourth Quarter 2010 Financial Results

- IGLD Group’s Primary Asset, Bezeq, Delivers Another Strong Quarter & Announces Ambitious Dividend Plan -

- Debt Repayment Process Progressing Well Ahead of Schedule–

Petah Tikva, Israel – March 8, 2010 – Internet Gold (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the fourth quarter and full year ended December 31, 2010 together with its cash position and loan repayment status as of December 31, 2010.

Progress in Loan Repayment Plan
As of December 31, 2010, Internet Gold’s 76.78% owned subsidiary B Communications Ltd. exceeded its original plan for the repayment of  the debt  it incurred to fund its April 2010 acquisition of the controlling interest (approximately 30%) in Bezeq - The Israel Telecommunication Corp., Ltd. (“Bezeq”). From April 14, 2010 through December 31, 2010, B Communications repaid NIS 892 million (US$ 251 million) principal amount of debt.

Internet Gold’s Unconsolidated Cash Position
At December 31, 2010, Internet Gold’s cash and cash equivalents totaled NIS 256 million (US$ 72 million) and its total unconsolidated debt was NIS 901 million (US$ 254 million). This reflected the following events:

•
Successful placement of NIS 170 million in debentures: On September 28, 2010, Internet Gold issued NIS 170 million (US $48 million) of Series C debentures.  These debentures carry a 4.45% fixed annual interest rate, are linked to the Israeli CPI, and are listed for trade on the Tel Aviv Stock Exchange.

•
Successful Exchange of Series B Debentures for Series C Debentures: On December 19, 2010, the Company issued an additional NIS 148 million (US $42 million) of Series C debentures, and exchanged them for approximately 19% of its outstanding Series B Debentures. The goal of this transaction was to improve the Company’s liquidity, the average duration of its debentures and its cash position after the Bezeq transaction.

•
Successful placement of NIS 134 million in Debentures in February 2011: On February 28, 2011, the Company raised an additional NIS 134 million (US $38 million) through the issuance of additional Series C debentures.

Internet Gold’s Unconsolidated Balance Sheet Data*

	As of December 31, 2010 (NIS millions)	As of December 31, 2010 (US$ millions)
Short term liabilities	131	37
Long term liabilities	770	217
Total liabilities	901	254
Cash and cash equivalents	256	72
Other assets	5	2
Total net debt	640	180
* Does not include the balance sheet of B Communications.

Internet Gold’s Fourth Quarter Financial Results
Internet Gold’s revenues for the fourth quarter of 2010 were NIS 3.1 billion (US$ 866 million) compared with NIS 323 million reported in the fourth quarter of 2009. The Company’s revenues for the fourth quarter of 2010 consisted primarily of Bezeq’s revenues, together with the modest contribution of its media business, which totaled NIS 16 million (US$ 5 million) for the period. Internet Gold’s fourth quarter 2009 revenues consisted of sales generated by its legacy 012 Smile telecom business. Revenues for the full year 2010, which consolidate Bezeq's results from April 14, 2010, were NIS 8.7 billion (US$ 2.5 million) compared with NIS 1.2 billion for 2009.

Internet Gold’s net loss for the fourth quarter totaled NIS 171 million (US$ 48 million) compared with net income of NIS 31 million recorded in the fourth quarter of 2009. Internet Gold’s net loss for the year ended December 31, 2010 totaled NIS 241 million (US$ 68 million) compared with net income of NIS 62 million recorded in 2009. These net losses reflected the impact of two significant expenses:

•
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the rules of business combination accounting, the total purchase price of Bezeq was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values as determined by an analysis performed by an independent valuation firm. During the fourth quarter of 2010, Internet Gold recorded an additional NIS 267 million (US$ 75 million) in amortization expenses related to the aforementioned Bezeq purchase price allocation (“Bezeq PPA”), bringing the total of its Bezeq PPA amortization expense for 2010 to NIS 359 million (US$ 101 million). Internet Gold is amortizing certain of the acquired identifiable intangible assets in accordance with the economic benefit expected from such assets using an accelerated method of amortization under which approximately 40% of the acquired identifiable intangible assets will be amortized during 2010 and 2011.

Bezeq PPA amortization expense is a non-cash expense which is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to future financial statements. (see Note B below).

•
Financial expenses: Internet Gold’s financial expenses for the fourth quarter totaled NIS 129 million (US$ 36 million). These expenses consisted primarily of interest on the long-term loans incurred to finance the Bezeq acquisition, which totaled NIS 73 million (US$ 20 million), and expenses related to the Company’s CPI-linked debentures, which totaled NIS 31 million (US$ 9 million). This was offset by NIS 8 million (US$ 2 million) of finance income generated by the Company’s conservative portfolio of marketable investments.

Internet Gold’s Unconsolidated Financial Results

	Q4 2010 (NIS millions)	Q4 2010 (US$ millions)	2010 (NIS millions)	2010 (US$ millions)
Operating expenses	(1)	-	(5)	(2)
Financial expenses	(12)	(4)	(100)	(28)
Internet Gold’s interest in subsidiariesnet loss	(158)	(45)	(136)	(38)
Internet Gold’s net loss	(171)	(49)	(241)	(68)

Comments of Management
Commenting on the results, Mr. Eli Holtzman, CEO of Internet Gold, said, “2010 was an outstanding year for the Internet Gold Group. From a strategic point of view, the Bezeq acquisition, which we closed in April, transformed us from a niche ISP/ILD player into a very broad communications group, giving us control over Israel’s largest Telco and clear leadership of the Israeli telecommunications market. From the financial point of view, we have already accelerated our loan repayment plan, and carried out a bond exchange transaction that improved the structure of our outstanding debt.

“With the goal of focusing fully on Bezeq and our communications business, we have recently sold three of our Goldmind.Media assets and intend to divest our remaining media holdings during the next several months. Taken as a whole, we are very pleased with the development of our business, and continue to seek out additional ways to create value for our shareholders.”

Bezeq Group’s Q4 Financial Results
To provide further insight into its results, the Company has provided the following summary of the Bezeq Group’s quarter and year ended December 31, 2010  consolidated financial reports. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il.

Bezeq Group’s Consolidated Results

Bezeq Group (consolidated)1	Q4 20102	Q4 2009	Change	20102	2009	Change
	(NIS millions)			(NIS millions)
Revenues	3,058	2,932	4.3%	11,987	11,519	4.1%
Operating profit	901	480	87.7%	3,744	2,972	26.0%
EBITDA	1,269	856	48.2%	5,153	4,457	15.6%
EBITDA margin	41.5%	29.2%		43.0%	38.7%
Net profit attributable to Company shareholders	575	366	57.1%	2,443	3,603	-32.2%
Diluted EPS (NIS)	0.21	0.12	75.0%	0.90	1.34	-32.9%
Cash flow from operating activities	748	785	-4.7%	3,696	3,655	1.1%
Capex payments, net3	439	352	24.6%	1,491	1,445	3.2%
Free cash flow4	309	433	-28.6%	2,205	2,210	-0.2%
Net debt/EBITDA (end of period)5	1.04	0.76		1.04	0.76
Net debt/shareholders' equity (end of period)	1.00	0.52		1.00	0.52

1 As of August 21, 2009, the Company ceased consolidating yes' financial statements and started accounting for its investment in yes according to the equity method. In this table all figures reflect the de-consolidation of yes as of December 31, 2007.
2 Bezeq Group results reflect the consolidation of Walla! as of April 25, 2010.
3 Capex data reflects payments related to capex and are based on the cash flow statements.
4 Free cash flow is defined as cash flows from operating activities less net capex payments.
5 EBITDA in this calculation refers to the trailing twelve months.

Bezeq Group revenues for 2010 totaled a record NIS 12.0 billion, up 4.1% from NIS 11.5 billion in 2009. Revenue growth was driven by higher revenues at Pelephone, Bezeq International and the initial consolidation of the Walla! results, and was partially offset by a 0.8% decline in Bezeq Fixed-Line’s revenues. Fourth quarter 2010 Bezeq group revenues totaled NIS 3.1 billion, an increase of 4.3% versus the year ago quarter.

In the second quarter, Bezeq began consolidating the results of Walla!, the leading Israeli Internet portal serving a community of more than 5 million monthly users in Israel and abroad.

Bezeq’s operating profit increased 26.0% to NIS 3.7 billion in 2010 as compared to the full year 2009. The improvement in operating profit delivered a 31.2% operating margin and was driven primarily by higher total revenues and the positive impact of ongoing cost reduction initiatives, as well as by the incremental capital gains from the ongoing disposal of real estate and copper during the year.

Net profit attributable to Bezeq shareholders from continuing operations in 2010 amounted to NIS 2.4 billion, up 13.3% as compared to the full year 2009, when excluding a one-time gain of NIS 1.5 billion related to the deconsolidation of yes in the third quarter of 2009.

Bezeq’s EBITDA for 2010 increased 15.6% to NIS 5.2 billion (EBITDA margin 43.0%) compared to 2009 (EBITDA margin 38.7%). EBITDA in the fourth quarter of 2010 increased 48.2% to NIS 1.3 billion (41.5% EBITDA margin) versus the year ago quarter (29.2% EBITDA margin).

Fourth quarter and full year 2009 operating profit, net profit, and EBITDA for the Fixed-Line segment were impacted by a NIS 267 million provision for employee retirement recorded in Q4 2009 versus an NIS 36 million provision recorded in 2010, of which only NIS 5 million was recorded in the fourth quarter. Subsequent to year end, Bezeq announced a plan to early retire up to 260 employees at an estimated cost of NIS 281.5 million. The provision for these expenses will be recorded in the first quarter of 2011.

Cash flow from operating activities in 2010 rose 1.1% year-over-year to NIS 3.7 billion versus the full year 2009.

Gross capital expenditures in 2010 amounted to NIS 1.6 billion, an increase of 9.3% as compared to the full year 2009. This rise was primarily related to the ongoing rollout of the Bezeq’s Fixed-Line segment’s NGN (next generation network) infrastructure. The 2010 consolidated capex-to-sales ratio was 13.7%, as compared with 13.1% for the full year 2009.

As of December 31, 2010, Bezeq’s consolidated financial debt was NIS 5.7 billion, compared with NIS 4.1 billion as of December 31, 2009. The year-over-year increase in the financial debt was primarily related to Bezeq raising new debt totaling NIS 2.6 billion during the second and third quarters of 2010 through new loans from Israeli banks with an average duration of 4.7 years. These increases were partially offset by the repayment of debentures and loans by Bezeq and Pelephone. As of year-end 2010, the Bezeq’s net debt-to-EBITDA ratio was 1.04, as compared to 0.76 at year-end 2009.

Conference Call Information
Internet Gold’s management invites its investors and other interested parties to participate in a conference call to be held today, Tuesday, March 8, at 11:00 am EST (18:00 in Israel). During the call, Messrs. Eli Holtzman and Doron Turgeman, who serve as the CEO and CFO of both Internet Gold and B Communications, will be available to answer questions regarding both companies.

To participate, please call one of the following access numbers several minutes before the call begins:

1-888-668-9141 from within the U.S.

1-866-485-2399 from within Canada

0-800-917-5108 from within the U.K.

+972-3-918-0610 from other international locations

The call will also be broadcast live through the Company’s website, www.bcommunications.co.il, and will be available for replay during the next 30 days.

##

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures of December 31, 2010 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of December 31, 2010 (NIS 3.5490 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Purchase Price Allocation (PPA): As part of B Communications’ acquisition of the controlling interest in Bezeq, the Company has prepared a preliminary PPA for the allocation of the transaction’s purchase price to the fair value of assets acquired and liabilities assumed at the acquisition date. This is a complex process which has not yet been finalized, and the preliminary PPA is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to the PPA, it may result in significant changes to future financial statements.

C.
Adoption of International Financial Reporting Standards (IFRS): In contemplation of its acquisition of the controlling interest in Bezeq, on January 1, 2010, the Company adopted the IFRS as issued by the International Accounting Standards Board, which are the financial reporting standards utilized by Bezeq, to replace its previous reporting standard of generally accepted accounting principles in the United States (US GAAP). The transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008, and the Company will provide retrospective comparative financial data to reflect its adoption of IFRS. The Company’s Annual Report on Form 20-F for the year ended December 31, 2009, which was filed in June 2010, includes consolidated financial statements for the years ended December 31, 2008 and 2009 prepared in accordance with the IFRS.

D.
NON-IFRS MEASUREMENTS: Reconciliation between Bezeq’s results on a IFRS and non-IFRS basis is provided in a table immediately following Bezeq Group's Consolidated Results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of Bezeq’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. Bezeq’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

We and Bezeq’s management regularly uses supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand Bezeq’s current and future operating cash flow performance. These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies. Reconciliation between results on a IFRS and non-IFRS basis is provided in a table immediately following the Consolidated Statement of Operations.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. Bezeq defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS2, income tax expenses and depreciation and amortization. We present Bezeq’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

About Internet Gold - Golden Lines Ltd.

Internet Gold is Israel’s leading telecommunications group. Internet Gold’s main asset is its control of Bezeq, the Israel Telecommunication Corp. (http://ir.bezeq.co.il) (TASE:BZEQ), Israel’s largest telecommunications service provider, which is  based on  its approximately  76.78% ownership of B Communications Ltd. (Nasdaq and TASE: BCOM), the holder of the controlling  interest (30.29%) and Board control of Bezeq.

Internet Gold is controlled by Eurocom Communications, a leading privately-held investment group headquartered in Ramat-Gan, Israel. Internet Gold’s shares are traded on the Nasdaq Global Market (Nasdaq: IGLD) and the Tel Aviv Stock Exchange (TASE: IGLD) where its share price is tracked as part of the TA-100 Index.

For more information, please visit the following Internet sites:

http://ir.bezeq.co.il

http://www.eurocom.co.ilhttp://www.bcommunications.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.549
	December 31		December 31
	2009	2010	2010
	NIS millions		$ millions
Assets
Cash and cash equivalents	1,350	398	112
Marketable securities	99	1,021	288
Investments including derivatives	-	7	2
Trade receivables	13	2,701	761
Parent company receivables	2	-	-
Related parties receivables	4	1	-
Other receivables	8	228	65
Inventory	-	178	50
Assets classified as held-for-sale	1,360	58	16
Deferred tax assets	-	3	1

Total current assets	2,836	4,595	1,295

Long-term trade receivables and other receivables	-	1,114	314
Investment, including derivatives	-	129	36
Property and equipment	1	7,471	2,105
Intangible assets	8	9,890	2,787
Deferred and other expenses	-	660	186
Investments in equity-accounted investees (mainly loans)	-	1,084	305
Deferred tax assets	1	254	72

Total non-current assets	10	20,602	5,805

Total assets	2,846	25,197	7,100

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at (cont’d)

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.549
	December 31		December 31
	2009	2010	2010
	NIS millions		$ millions
Liabilities
Short-term bank credit, current maturities of long-term
liabilities and debentures	697	1,422	400
Trade payables	7	1,066	300
Other payables including derivatives	9	817	230
Current tax liabilities	25	347	98
Deferred income	1	33	10
Provisions	-	251	71
Employee benefits	-	269	76
Liabilities classified as held-for-sale	270	18	5
Total current liabilities	1,009	4,223	1,190

Debentures	1,044	3,419	963
Convertible debentures	100	5	2
Bank loans	-	6,138	1,730
Loans from institutions and others	-	541	152
Deferred income and others	-	150	42
Employee benefits	-	305	86
Deferred tax liabilities	-	1,510	426
Provisions	-	69	19
Total non-current liabilities	1,144	12,137	3,420

Total liabilities	2,153	16,360	4,610

Equity
Total equity attributable to equity holders of the Company	460	284	80
Non-controlling interest	233	8,553	2,410
Equity	693	8,837	2,490

Total liabilities and equity	2,846	25,197	7,100

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Income for the Year ended December 31

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.549
	December 31		December 31
	2009	2010	2010
	NIS millions		$ millions
Revenues	1,243	8,732	2,461

Cost and expenses
Depreciation and amortization	99	2,628	740
Salaries	171	1,477	416
General and operating expenses	811	3,710	1,046
Other operating expenses (income)	2	(182)	(51)

	1,083	7,633	2,151

Operating income	160	1,099	310

Finance expense, net	2	498	140

Income after financing expenses	158	601	170

Share in losses of equity-accounted investees	-	235	66

Income before income tax	158	366	104
Income tax	58	305	86

Net income for the year	100	61	18

Income (loss) attributable to:
Owners of the Company	62	(241)	(68)
Non-controlling interest	38	302	86
Income for the year	100	61	18

Income (loss) per share basic
Net income (loss) per share	3.39	(12.67)	(3.57)
Weighted average number of shares
outstanding (in thousands)	18,346	19,026	19,026

Income (loss) per share diluted
Net income (loss) per share	3.39	(12.98)	(3.66)
Weighted average number of shares
outstanding (in thousands)	18,346	19,026	19,026